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                         METROPOLITAN SERIES FUND, INC.

          SUB-ITEM 77C MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

At a Special Meeting of Shareholders held on February 24, 2011, the shareholders of MetLife Aggressive Allocation Portfolio voted for the following proposal:

   1. To approve an Agreement and Plan of Reorganization the ("Plan") providing for the acquisition of all of the assets of MetLife Aggressive Allocation Portfolio ("Aggressive"), a portfolio of Metropolitan Series Fund, Inc., by MetLife Aggressive Strategy Portfolio ("Aggressive Strategy"), a portfolio of Met Investors Series Trust, in exchange for shares of Aggressive Strategy and the assumption by Aggressive Strategy of the liabilities of Aggressive. The Plan also provides for distribution of these shares of Aggressive Strategy to shareholders of Aggressive in liquidation and subsequent termination of Aggressive.

         For:       21,089,237.226
         Against:      815,659.914
         Abstain:      942,521.869
         Total:     22,847,419.009